SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of NOVEMBER, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR SMASHES PASSENGER RECORDS ALL OVER EUROPE


Ryanair, Europe's largest low-fares airline today (Thursday, 23rd November 2006) celebrated a month of significant traffic milestones, as record numbers of passengers throughout Europe enjoyed its low fares and No. 1 customer service delivery, while turning their backs on the high fare, fuel surcharging airlines.

During the month of November, the following landmarks have been achieved:

  - 65M pax will have benefited from Ryanair's lowest fares to and from Ireland
  - 18M Spanish pax saved EUR180M by flying Ryanair instead of Iberia
  - Delivering 18M passengers to Frankfurt Hahn
  - 9M pax have shunned Alitalia's fuel surcharges flying Ryanair to Rome

Ryanair's Head of Communications, Peter Sherrard, said:

        "This month Ryanair is celebrating passenger milestones all over Europe, as passengers continue to flock to our low fares and top punctuality, while abandoning the high fare airlines and their fuel surcharges in their droves.

        "To celebrate, we are offering one way flights for as little as EUR10 each-way, and we advise passengers to get onto www.ryanair.com immediately, as demand for the lowest fares in Europe continues to be huge".

Ends.                                Thursday, 23rd November 2006

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 November 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director